Exhibit 5.3
Awareness Letter
The Board of Directors
Agrium Inc.
Ladies and Gentlemen:
With respect to the subject registration statement on Form F-9 of Agrium Inc., dated May 10, 2006, we acknowledge our awareness of the use therein of our compilation report relating to the pro forma consolidated balance sheet of Agrium Inc. as at December 31, 2005, and the pro forma consolidated statement of operations for the year ended December 31, 2005, dated April 25, 2006 and our comments for United States readers on differences between Canadian and United States reporting standards, dated May 10, 2006.
We are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for the compilation report and comments because they are not considered a “report” or a “part” of a registration statement prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.
Very truly yours,
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
May 10, 2006